UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported)   **January 3, 2003 (January 3, 2003)**

VANGUARD HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**333-71934**	**62-1698183**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee	**37215**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code   **(615) 665-6000**

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Item 5.   **Other Events and Regulation FD Disclosure.**

The Registrant hereby incorporates by reference herein the information set forth in its Press Release dated January 3, 2003, a copy of which is attached hereto as Exhibit 99.

Item 7.   **Financial Statements and Exhibits.**

(c)   Exhibits.

99   Registrant's Press Release dated January 3, 2003 announcing the completion of its acquisition of the Baptist Health System of San Antonio, Texas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: January 3, 2003   **VANGUARD HEALTH SYSTEMS, INC.**
                                                        (Registrant)

                                           BY: */s/ Ronald P. Soltman*
                                                   Ronald P. Soltman
                                                   Executive Vice President

VANGUARD HEALTH SYSTEMS, INC.
EXHIBIT INDEX

Exhibit No.	Subject Matter
99	Registrant's Press Release dated January 3, 2003 announcing the completion of its acquisition of the Baptist Health System of San Antonio, Texas.